THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

February 17, 2012

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

In response to your letter of comments dated February 14, 2012, please be advised as follows:

General

1.           The disclosure you have requested regarding shell company status has been provided including a risk factor.

Summary of Our Offering

2.           The fourth paragraph has been revised in response to your comment and language has been added to reflect that it is the Company’s belief that it will be able to produce a feature film with the proceeds of the offering.

Management’s Discussion and Analysis or Plan of Operation

3.           The added disclosure has been provided.

4.           The disclosure regarding “four” months has been revised to reflect “six” months.

5.           Disclosure has been provided to state that the Company may use the website submissions and voting in considering subsequent films.  Again the concept of a contest has been completely removed and there will be no contests.

Other

6.           The financial statements have been updated through December 31, 2011.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
February 17, 2012
Page 2

7.           A new auditor’s consent and a new attorney’s consent have been supplied.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com